

July 8, 2015

Mr. James A. Tholen
Chief Financial Officer
BroadSoft, Inc.
9737 Washington Boulevard
Suite 350
Gaithersburg, MD 20878

>   **Re: BroadSoft, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 25, 2015**
>   **File No. 001-34777**

Dear Mr. Tholen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 68

1.   Please clarify the nature of professional services sold with multi-element subscription arrangements and tell us whether they include implementation services. If so, tell us whether the implementation services are considered a separate deliverable and a separate unit of accounting and how you made such determination. If they are considered a separate unit of accounting explain how you account for these services (e.g., over the

service term of the agreement or over the expected customer life). We refer you to ASC 605-25-25-5 and SAB Topic 13(A)(3)(f).

Stock-Based Compensation, page 71

2.   You disclose on page 72 that the expected volatility is based on the historical volatility of comparable public companies. As the company has been a public company since 2010, please tell us why you believe this methodology is appropriate. In this regard, please explain to us why you have not used your historical volatility in estimating expected volatility for the periods in which you have sufficient information and tell us when you intend to do so in the future. We refer you to ASC 718-10-55-37 and question 6 in SAB Topic 14.D.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Melissa Kindelan, Senior Staff Accountant at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant